08203430

TIOMIN RESOURCES INC.

News Release (TSX: TIO)

RECEIVED

2009 MAY 26 A 7:0

Tiomin Reminds Shareholders to Vote Their Blue Proxy

TORONTO – May 19, 2009 - Tiomin Resources Inc. ("Tiomin" or the "Company") reminded shareholders today to vote their BLUE form of proxy in advance of the Company's Annual Meeting of Shareholders to be held on May 26, 2009.

On the agenda for the meeting is the re-election of the current slate of directors as well as reappointment of Ernst & Young as the Company's independent auditors.

The proposed slate of directors, which management urges you to support, are very experienced individuals who collectively have over 200 years relevant experience as geologists, mining engineers, CEOs, lenders, investment bankers and legal counsel. The proposed board members also have very strong track records in delivering transactions that have created tremendous shareholder value.

The Annual General Meeting of shareholders is scheduled for Tuesday May 26, 2009 at 10:00 am at The Toronto Stock Exchange Tower, the Gallery Room, Toronto, Ontario. Tiomin urges all shareholders to vote their BLUE form of proxy for all proposed resolutions, including the re-election of Tiomin's board. Shareholders with any questions or requiring assistance in completing their BLUE form of proxy are asked to contact Tiomin's proxy solicitation agent, Kingsdale Shareholder Services at 1-866-851-2468. Your vote is extremely important.

Proxies submitted must be received by 10:00 a.m., Eastern Time, on May 22, 2009.

Shareholders may vote their proxies using the telephone or internet, 24 hours a day, seven days a week. To vote using the telephone, please call 1-866-732-8683. To vote via internet, please go to the following website: www.investorvote.com. For shareholders that have not voted yet, it is highly recommended to vote via telephone or internet.

To find out more about Tiomin Resources Inc., please visit the company website at www.tiomin.com.

For further information on Tiomin please contact:
Jim O'Neill, VP Corporate Controller and Investor Relations
E-Mail: joneill@tiomin.com
Phone: 416-350-3779, ext. 231

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